2500, 101 – 6th Avenue SW

Calgary, AB T2P 3P4

Phone (403) 264-6161

Fax (403) 266-3069

Gentry Closes Previously Announced Acquisition

Calgary, Alberta, May 31, 2007 - Gentry Resources Ltd. ("Gentry" or the “Company”) is pleased to announce that it has closed the previously announced Share Purchase and Sale Agreement (the “Acquisition”) to acquire certain oil and natural gas assets located in West Central Alberta and the Peace River Arch area of Northern Alberta (the “Acquisition”).  The Acquisition has an effective date of April 1, 2007 with Gentry’s total consideration being $74.25 million, subject to normal closing adjustments.

The key attributes of the Acquisition are as follows:

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Current production of approximately 1,600 boe/d comprising 80% natural gas.

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Reserves, as estimated by GLJ Petroleum Consultants Ltd., the vendor’s independent engineering consultants, of 2.51 million boe proved reserves and 3.83 million boe proved and probable reserves as of December 31, 2006.

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Acquisition costs, net of land and seismic values, are $39,000 per producing boe, and, based on the December 31, 2006 reserves, $25.00/boe on a proved basis and $16.38/boe on a proved plus probable basis.

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Operatorship of 85% of current production.

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The Reserve Life Index for proved and probable reserves is approximately 6.56 years as measured by the GLJ Reserve Report.

The West Central lands comprise approximately 67% of the Acquisition’s proved and probable reserve value. There are three core operated high working interest properties - Gilby, Mikwan and Rosevear.  Development and infill drilling opportunities have been identified in each of these areas and high impact drilling potential also exists.  These areas are all located in a multi-zone gas-prone fairway with medium depth drilling opportunities.

The Peace River area lands comprise approximately 28% of the Acquisition’s proved and probable reserve value.  This region of the Arch is characterized by multi-zone production from various formations including the Dunvegan, Paddy, Spirit River, Bluesky, Gething, Halfway and Montney.  There are a number of exploration and development locations there that the Company plans to drill this year.

The Acquisition was financed in part by bank debt, as the Company’s Credit Facilities were increased from $50 million to $72.5 million in conjunction with the Acquisition, and by the net proceeds from the sale of 12,500,000 subscription receipts at $4.00 per subscription receipt sold as part of a bought deal financing under which the Company issued the subscription receipts and 3,750,000 common shares of the Company at $4.00 per common share for aggregate gross proceeds of $65 million.  Holders of the subscription receipts are deemed to have received one common share of the Company for each subscription receipt held, effective at the time of closing of the Acquisition and as a result, Gentry currently has 55,197,793 common shares outstanding.  With the closing of the Acquisition, the subscription receipts will be de-listed from trading on the Toronto Stock Exchange at close of business today.

Forward Looking Statements

Certain information regarding the Company in this news release including management's assessment of future plans and operations, reserves and production estimates, drilling inventory and wells to be drilled, timing of drilling and tie-in of wells, productive capacity of new wells, and capital expenditures and the timing thereof, may constitute forward-looking statements under applicable securities laws and necessarily involve risks including, without limitation, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers, inability to retain drilling rigs and other services, the timing and length of plant turnarounds and the impact of such turnarounds and the timing thereof, delays resulting from or inability to complete the transaction or obtain required regulatory approvals and ability to access sufficient capital from internal and external sources. As a consequence, the Company's actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or, if any of them do so, what benefits the Company will derive therefrom.

Readers are cautioned that the foregoing list of factors is not exhaustive. Additional information on these and other factors that could affect the Company's operations and financial results are included in reports on file with Canadian securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), and the Company's website (www.gentryresources.com). Furthermore, the forward-looking statements contained in this news release are made as at the date of this news release and the Company does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities law.

THE TORONTO STOCK EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

For Details, Contact:

Hugh Ross, President & Chief Executive Officer

(403) 264-6161

Ketan Panchmatia, Chief Financial Officer

(403) 264-6161

Roger Fullerton, Manager, Investor Relations

(952) 929-7243

Website:  www.gentryresources.com

Email:  gentry@gentryresources.com

    TSX Symbol:  GNY